Exhibit 99.1

AVG WELCOMES JEFF ROSS AS ITS NEW CHIEF FINANCIAL OFFICER

AMSTERDAM — March 29, 2016 — AVG® Technologies N.V. (NYSE: AVG), the online security company™ providing leading software and services to secure devices, data and people, today announced that Jeff Ross has been named chief financial officer. He will be succeeding outgoing CFO John Little who will remain through completion of his transition duties, as well as the filing of the company’s 2015 annual report. Ross is joining the company in early April and will assume the title of CFO the day following the first quarter earnings announcement, which is currently expected to be on or about April 27th, 2016. Ross will also be a member of AVG’s Management Board, pending shareholder approval.

“Jeff has a truly impressive track record as CFO for large, complex and global organizations,” said Gary Kovacs, chief executive officer of AVG. “His extensive experience in disciplined financial management for growing companies will bring additional insight to the execution of our strategic priorities. He is a hands-on operational manager with deep expertise in the public markets, and will be a key communicator who will help continue to expand AVG’s visibility in the financial community. In his prior roles, Jeff has proven himself to be a key member of leadership teams - driving financial planning and analysis, M&A, capital allocation and business development. I want to welcome him to the AVG team and am confident he will add tremendous value to our organization.”

“I am thrilled to be joining AVG at such an exciting time and believe my experience is well matched as the company continues to evolve its operations and financial objectives,” said Ross. “I look forward to being a part of a best-in-class team, and working with the company to deliver on the exciting opportunities it has on the horizon.”

Ross brings more than 25 years of financial and management experience to AVG, having held the title of CFO at multiple technology companies. Most recently, he served as CFO of Cyan, Inc., a software-defined networking company that was successfully sold to Ciena Corporation in August of 2015. Ross spent 15 years at Sybase, a global enterprise-software company where he held increasingly senior levels of responsibility that culminated with his appointment to CFO in 2007. During his tenure, Ross was instrumental in the acquisition and integration of over 10 companies as well as the implementation of major financial processes and systems that increased efficiencies and enabled tighter control of the fast growing company. Ross also led Sybase through its sale to SAP in July of 2010 for $6.8 billion.

The AVG Supervisory Board will nominate Ross for appointment to AVG’s Management Board at its Annual General Meeting of Shareholders on June 9, 2016.

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ABOUT AVG TECHNOLOGIES N.V. (NYSE: AVG)

AVG is the leading provider of software services to secure devices, data and people. AVG’s award-winning consumer portfolio includes internet security, performance optimization, location services, data controls and insights, and privacy and identity protection, for mobile devices and desktops. The AVG Business portfolio, delivered through a global partner network, provides cloud security and remote monitoring and management (RMM) solutions that protect small and medium businesses around the world. For more information visit www.avg.com.

INVESTOR CONTACTS

Bonnie McBride, Vice President Investor Relations

+1 415 806 0385

bonnie.mcbride@avg.com

Camelia Isaac, Manager Investor Relations

+44 420 7852 776936

tony.mays@avg.com